5-6-02

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 6, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Contacts

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
Joana Dark Fonseca Serafim
Investor Relations
(41) 312-6862
jserafim@timsul.com.br
Rafael J. Caron Bósio
Investor Relations
(41) 312-6623
rbosio@timsul.com.br
Website
http://tsu.infoinvest.com.br/

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES ITS CONSOLIDATED RESULTS

FOR THE FIRST QUARTER 2002

Curitiba, May 6, 2002 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces its results for the 1st quarter 2002.

Quarter Highlights

✓ EBITDA of R$ 93.7 million, representing an EBITDA margin of 45%, or 49% considering the net services revenue, and net income of R$ 17.2 million.

✓ Interconnection charge (TU-M) was increased from R$ 0.2552 per minute to R$ 0.2823 (both net of taxes).

✓ Tele Celular Sul adjusted its rates upward by 6.9% in Paraná and 4.5% in Santa Catarina. The different percentages mirror different taxation schemes in the two States.

✓ Launching of the *TIM Menu Services Plans* through a wide advertising campaign stimulating use.

✓ Implementation of the "Hot Billing" system, enabling customers to monitor their use by information received via the SMS (Short Message Service). The service is also provided on the Internet.

✓ "Magic Card" campaign, encouraging the recharge of prepaid cards.

✓ Launching of the new Investor Relations website, further facilitating the access to the Company. Those interested in enrolling in the direct mailing list to receive information in real time may do so at: **http://tsu.infoinvest.com.br/** .

The Management

"Tele Celular Sul's performance in the 1Q02 - evidenced by gross services revenues of R$ 251.6 million, cash generation (EBITDA) of R$ 93.6 million, equal to an EBITDA margin of 49% over the net services revenue and net income of R$ 17.2 million – reflects our policy of balancing growth and profitability"

Alvaro P. de Moraes Filho
Chief Executive Officer

In R$ thousand

	1Q02	1Q01	4Q01
Gross Handset Revenue	21,028	7,739	58,373
Gross Services Revenue	251,553	264,687	235,328
Gross Operating Revenue	**272,581**	**272,426**	**293,701**
Total Net Revenue	**207,774**	**187,771**	**227,332**
EBITDA	**93,674**	**76,369**	**78,962**
EBITDA Margin	45%	41%	35%
EBITDA margin (without handset sales)	49%	42%	44%
Net Income	**17,162**	**14,573**	**16,851**
Net Income per 1,000 shares – R$	0.05	0.04	0.05
Profit per ADR (10,000 shares) – R$	0.50	0.40	0.50

Operating Revenue

In R$ thousand

	1Q02	1Q01	4Q01
Net Services Revenue	191,059	181,693	177,960
Net Handsets Revenue	16,715	6,078	49,372
Total Net Revenue	**207,774**	**187,771**	**227,332**

Net Service Revenue amounted to R$ 191.1 million in the 1Q02, representing 5% and 7% increase over the 1Q01 and 4Q01, respectively.

It must be pointed out that, from August 2001, the Company started to sell the handsets directly to its accredited dealers, an activity formerly outsourced. This justifies the increase in the handset sales revenues since then.

ARPU stable at 2001 levels

The ARPU (Average Net Revenue per User) was R$ 39.0 for the quarter, maintaining the 2001 levels.

Gross Revenue Breakdown

Company resumes handset sales activities

Total Gross Operating Revenue
1Q02 - R$ 272.6 million


Handset Sales
Others
3.5
21.0
83.0
Interconnection
47.4
117.7
Monthly Fee
Usage

Total Gross Operating Revenue
1Q01 - R$ 272.4 million


Handset Sales
Interconnection
78.1
7.7
0.6
Others
42.9
143.1
Monthly fee
Usage[1]

Note:(1) Included R$ 31,5 million in bonuses.

Operating Costs and Expenses

In R$ thousand

	1Q02	1Q01	4Q01
Cost of Services and Handsets	**96,098**	**95,749**	**125,164**
Cost of Services	78,595	77,374	80,057
Cost of Hansets	17,503	18,375	45,107
Selling Expenses	**50,391**	**47,671**	**49,408**
General and Administrative Expenses	**17,345**	**16,478**	**19,387**
TOTAL	**163,834**	**159,898**	**193,959**
Expense with Allowance for Bad Debt and Losses - PCLD[1]	9,915	5,360	2,883

Note (1): The PCLD is included in Selling Expenses.

13% reduction in Selling Expenses, net of bad debt.

Operating costs and expenses totaled R$ 163.8 million, a 2% increment over the 1Q01, but 15% below the 4Q01, in view of the decrease in the sale of handsets in the period over the last quarter of the year.

Stabilized services bad debt

In the 1Q02, expenses with bad debt were R$ 9.9 million, compared with R$ 5.3 million for the same period in the preceding year, representing 4% and 2% of the total gross revenue, respectively. That increment stems from the increased provisions for the sale of handsets, mainly in view of the large number of handsets sold in the 4Q01.

Depreciation and Amortization Expenses for the quarter were R$ 55.4 million (including the R$ 6.3 million amortization of goodwill), over R$ 47.5 million in the 1Q01 and R$ 53.6 million in the 4Q01.

R$100 SAC in the 1st Q/02

Subscriber Acquisition Cost (SAC) in the 1Q02 was R$ 100.00, i.e. a 50% and 10% decrease over the 1st and 4th quarters/2001.

EBITDA

R$ 93.4 million EBITDA in the 1Q02

The EBITDA reached R$ 93.7 million, representing a 22% growth over the 1st quarter/2001. The EBITDA margin was 45% over the total net revenue – or 49% over net services revenue the sale of handsets, compared with the 41% and 35% margins for the 1st quarter/2001 and 4th quarter/2001, respectively.

Net Income

49% EBITDA margin over the net services revenue



42%
48%
49%
44%
49%
41%
45%
43%
35%
45%
76.4
80.8
84.4
79.0
93.7
1Q01
2Q01
3Q01
4Q01
1Q02
Ebitda
Ebitda Margin
Ebitda Margin Over Service Rev

	1Q02	1Q01	4Q01
Net Income -R$ thousand	17,162	14,573	16,851
Net Income per 1,000 shares – R$	0.05	0.04	0.05

Increased Profitability

The Net Income was R$ 17.2 million, 18% above the final figure for the 1st quarter/2001, mainly due to the control of costs.

Indebtedness

By the end of the 1st quarter/2002, the net indebtedness was R$ 97.3 million, versus R$ 227.2 million for the 1st quarter/2001. Of the total debt, the amount of R$ 49.8 million is loans in dollars, fully hedged as a protection against exchange rate fluctuation. Additionally, a specific part of the BNDES loans, corresponding to R$ 17.5 million, is subject to an interest rate linked to the Bank's "basket of currencies", which includes the U.S. dollar. No hedge facility exists for this specific case.

The Net Financial Expense was R$ 8.1 million, in line with the 1st quarter/2001.

Market

In the quarter, 90,000 gross additions were posted, compared to 112,000 in the 1st quarter/2001. The additions for the period correspond to an acquisition cost 50% below the preceding year, and represent a marginal market share of approximately 52%.

64% Market Share

By quarter end, the Company had 1,614,000 customers, of which 64% were prepaid service users. The estimated 64% market share reflects a competitive position in the market.

The total penetration rate in the concession area was approximately 16%.

5% churn in the 1Q02

From the and of the first half of 2001, the Company started to sell prepaid services with a 90 day cycle, while other plans use 180 day cycles; thus, there is an overlap in the churn concerning the two cycles in the quarter, increasing the churn in the period from 4% to 5% over the 4Q01.

Subsequent Events

Capitalization of the tax benefit

On April 16, 2002 the Annual Stockholders' Meeting approved Tele Celular Sul's increase in capital, on behalf of Bitel Participações S.A (controlling company), concerning the tax benefit originating from the payment of the goodwill at the time of Tele Celular Sul's privatization, as provided under art. 7, paragraph 1 of CVM Instruction 319/99. The capital increase corresponds to seventeen million, six hundred and thirty three thousand, fifty-two real and twenty-four cents (R$ 17,633,052.24). The subscription period extends from Apr/17/02 to May/16/02. Further information can be obtained directly at the Company's website.

New bank payment system

The new Sistema de Pagamentos Brasileiro - SPB (Brazilian Payment System) consists basically in transforming the processing and liquidation of payments made by economic agents (individuals, organizations, companies, the Government, the Central Bank and financial institutions), to be made electronically and in real time, that is, practically at the same time or on the same day.

The main concept underlying the new system is the actual availability of funds for any transfer between the agents to take place, thereby eliminating transfers without sufficient funds.

In what concerns Tele Celular Sul, the Company's internal treasury procedures were adjusted to fit the new system with no additional impact.

"This press release contains forward-looking statements. Those expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking statements. The results may differ materially from the expectations expressed in the forward-looking statements if one or more of the assumptions and expectations prove to be imprecise or do not materialize."

Highlights

	1Q02	1Q01	4Q01
Total subscribers	1,614,256	1,486,673	1,603,913
Postpaid	580,196	736,534	605,592
Prepaid	1,034,060	750,139	998,321
Estimated population in the region (million)	15.0	14.7	14.8
Municipalities served	232	219	232
Total estimated penetration	16%	14%	16%
Market share	64%	73%	66%
TOTAL ARPU [1]	R$39	R$42	R$38
TOTAL MOU	105	119	118
SAC	R$100	R$200	R$110
Investments (million)	R$6	R$30	R$54
Net additions	10,343	70,189	69,347
Churn [2]	5%	3%	4%
Dealers (including own shops)	947	722	937
Employees	1,150	1,215	1,178

Note: (1) Average Net Revenue per customer.
(2) Calculated over the average customer base.

EBITDA Calculation

In R$ thousand

	1Q02	1Q01	4Q01
Net operating revenue	207,774	187,771	227,332
Operating profit [1]	30,149	20,159	16,585
Depreciation	48,694	40,732	46,914
Goodwill amortization	6,744	6,736	6,744
Financial revenue	(13,696)	(10,785)	(22,098)
Financial expenses	21,783	19,527	30,817
EBITDA	**93,674**	**76,369**	**78,962**
EBITDA Margin (%)	**45%**	**41%**	**35%**

Note: (1) Included Equity interest in income of subsidiary and associated companies since 4Q01.

Operating Revenue

In R$ thousand

	1Q02	1Q01	4Q01
Handset sales	21,028	7,739	58,373
Use [1]	117,731	143,141	106,135
Monthly subscription fee	47,370	42,866	44,952
Interconnection charge	82,927	78,062	80,530
Others	3,525	618	3,711
Gross Operating Revenue	**272,581**	**272,426**	**293,701**
Taxes and Other Deductions	(64,807)	(84,655)	(66,369)
Net Operating Revenue	**207,774**	**187,771**	**227,332**
Net Operating Services Revenue	191,059	181,693	177,960
Net Operating Sales Revenue	16,715	6,078	49,372

Note: (1) In the 1st Q /01 the use includes R$ 31,2 billion in bonuses.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet as of March 31,2002 and December 31,2001
In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated	
	Mar/2002	Dec/2001	Mar/2002	Dec/2001
Assets				
Current assets				
Cash and banks	38	1,099	2,525	5,462
Marketable securities	6,882	9,843	233,936	134,397
Trade accounts receivable			141,728	148,862
Inventories			13,279	21,856
Deferred and recoverable taxes	3,392	6,422	42,269	53,197
Interest over shareholders' capital receivable	17,762	17,664		
Dividends receivable	864	859		
Other	2,453	832	22,116	12,423
	31,391	36,719	455,853	376,197
Non current assets				
Subsidiaries	2,700	3,176		
Deferred and recoverable taxes	802	774	232,613	241,254
Judicial deposits			10,950	10,908
Other	9	14	1,561	1,889
	3,511	3,964	245,124	254,051
Permanent assets				
Investments	823,049	810,929	26,726	28,707
Property, plant and equipment	92	96	735,598	775,575
Deferred charges			64,981	67,649
	823,141	811,025	827,305	871,931
Total	858,043	851,708	1,528,282	1,502,179

The accompanying notes are an integral part of these financial statements.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet as of March 31, 2002 and December 31,2001
In thousands of reais
(Translation of the original in Portuguese)

	Parent Company		Consolidated	
	1Q02	4Q01	1Q02	4Q01
Liabilities and stockholders' equity				
Current liabilities				
Trade accounts payable	1,051	2,330	72,647	63,389
Loans and financings			24,523	21,987
Debentures			17,888	8,860
Salaries and social charges	9,907	10,389	12,169	13,083
Taxes and contributions payable	28	854	24,187	20,794
Interest on shareholders' equity payable	20,532	20,450	26,713	26,636
Dividends payable	1,754	1,755	2,180	2,184
Other liabilities	2,127	5,247	7,211	14,548
	35,399	41,025	187,518	171,481
Noncurrent liabilities				
Loans and financings			91,395	103,539
Debentures			200,000	200,000
Taxes and contributions payable			66,328	60,727
Pension plan contributions	2,292	2,239	2,292	2,239
Provision for contingencies	87	40	7,314	6,095
Other		75		75
	2,379	2,354	367,329	372,675
Minority interest			153,170	149,694
Shareholders' equity				
Capital	245,033	245,033	245,033	245,033
Capital reserve	190,469	195,695	190,469	195,695
Revenue reserves	367,601	367,601	367,601	367,601
Retained earnings	17,162		17,162	
	820,265	808,329	820,265	808,329
Total	858,043	851,708	1,528,282	1,502,179

The accompanying notes are an integral part of these financial statements.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Income Statement
Balance sheets as of March 31, 2001 and March 31, 2002
In thousands of reais
(Translation of the original in Portuguese)

	Parent Company		Consolidated	
	1Q02	**1Q01**	**1Q02**	**1Q01**
Gross revenues			272,581	272,426
Deductions from gross revenues			(64,807)	(84,655)
Net revenues			207,774	187,771
Cost of goods sold and services rendered			(96,098)	(95,749)
Gross profit			111,676	92,022
Operating revenues (expenses)				
Selling			(50,391)	(47,671)
General and administrative	(865)	(669)	(17,345)	(16,478)
Equity	17,773	14,582	(1,554)	
Other operating income (expense), net	(312)	(629)	(5,704)	1,028
	16,596	13,284	(74,994)	(63,121)
Operating profit before financial results			36,682	28,901
Financing revenues (expenses)				
Financial income	1,496	2,257	13,696	10,785
Financial expenses	(326)	(360)	(21,783)	(19,527)
	1,170	1,897	(8,087)	(8,742)
Operating profit	17,766	15,181	28,595	20,159
Non-operating income (expenses), net				296
Income before taxes and profit sharing	17,766	15,181	28,595	20,455
Income tax and social contribution	59	(145)	(7,118)	(2,974)
Employees profit sharing	(663)	(463)	(838)	(626)
Minority interest			(3,477)	(2,282)
Net income for the year	17,162	14,573	17,162	14,573
Net income per thousands shares (R$)	0,05	0,04		

The accompanying notes are an integral part of these financial statements.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Item 2

Quarterly Financial Information

Three-months period ended March 31, 2002
with Report of the Independent Auditors

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices originating in Brazil's Corporation Law.

Corporate Legislation
March 31, 2002

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 – COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01763-9	TELE CELULAR SUL PARTICIPAÇÕES S.A.	02.558.115/0001-21
4 – State Registration Number – NIRE		
53300005729		

01.02 - HEAD OFFICE

1 - ADDRESS				
Rua Comendador Araújo, 299			2 – SUBURB OR DISTRICT: Centro	
3 - POSTAL CODE	4 – MUNICIPALITY		5 - STATE	
80420-000	Curitiba		PR	
6 - AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEX
41	312-6893			
11 - AREA CODE	12 – FAX	13 – FAX	14 – FAX	
41	312-6520			
15 - E-MAIL				
rcoradin@timsul.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Paulo Roberto Cruz Cozza				
2 – ADDRESS			3 – SUBURB OR DISTRICT	
Rua Comendador Araújo, 299			Centro	
4 - POSTAL CODE	5 – MUNICIPALITY		6 - STATE	
80420-000	Curitiba		PR	
7 - AREA CODE	8 – TELEPHONE	9 - TELEPHONE	10 – TELEPHONE	11 - TELEX
41	312-6702			
12 - AREA CODE	13 – FAX	14 – FAX	15 – FAX	
41	312-6520			
16 - E-MAIL				
pcozza@timsul.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 - END	6 – QUARTER	7 - BEGINNING	8 – END
01.01.2002	12.31.2002	1	01.01.2002	03.31.2002	4	10.01.2001	12.31.2001

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Ernst & Young Auditores Independentes S/C	00471-5
11 – PARTNER RESPONSIBLE	**12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**
Marcos Antônio Quintanilha	006.840.298-80

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices originating in Brazil's Corporation Law.

Corporate Legislation
March 31, 2002

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01763-9	TELE CELULAR SUL PARTICIPAÇÕES S.A.	02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 03.31.2002	Prior quarter 12.31.2001	Same quarter in prior year 03.31.2001
Paid-up capital			
1 – Common	127,188,604	127,188,604	124,369,030
2 – Preferred	210,029,997	210,029,997	210,029,997
3 – Total	337,218,601	337,218,601	334,399,027
Treasury stock			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 1990100 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices originating in Brazil's Corporation Law.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01763-9	TELE CELULAR SUL PARTICIPAÇÕES S.A.	02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

02.01 - Balance Sheet - Assets (R$ thousand)

1 – Code	2 – Description	3 – 03.31.2002	4 – 12.31.2001
1	Total assets	858,043	851,708
1.01	Current assets	31,391	36,719
1.01.01	Cash and cash equivalents	6,920	10,942
1.01.02	Receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Others	24,471	25,777
1.01.04.01	Deferred and recoverable taxes	3,392	6,422
1.01.04.02	Dividends receivable	864	859
1.01.04.03	Interest over shareholders' capital receivable	17,762	17,664
1.01.04.04	Other current assets	2,453	832
1.02	Long-term assets	3,511	3,964
1.02.01	Other Receivables	802	774
1.02.01.01	Deferred and recoverable taxes	802	774
1.02.02	Receivables from related companies	2,700	3,176
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	2,700	3,176
1.02.02.03	Other related companies	0	0
1.02.03	Other long-term assets	9	14
1.02.03.01	Others	9	14
1.03	Permanent assets	823,141	811,025
1.03.01	Investments	823,049	810,929
1.03.01.01	In associated companies	796,342	782,242
1.03.01.02	In Subsidiaries	12,157	13,712
1.03.01.03	Others	14,550	14,975
1.03.02	Property, plant and equipment	92	96
1.03.03	Deferred charges	0	0

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices originating in Brazil's Corporation Law.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 – Code	2 – Description	3 – 03.31.2002	4 - 12.31.2001
2	Total liabilities and shareholders' equity	858,043	851,708
2.01	Current liabilities	35,399	41,025
2.01.01	Debt – current portion	0	0
2.01.02	Debentures – current portion	0	0
2.01.03	Suppliers	1,051	2,330
2.01.04	Taxes, charges and contributions	28	854
2.01.05	Dividends payable	22,286	22,205
2.01.05.01	Dividends	1,754	1,755
2.01.05.02	Interest over Shareholders' capital	20,532	20,450
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related companies	0	0
2.01.08	Others	12,034	15,636
2.01.08.01	Salaries, social charges and benefits	9,907	10,389
2.01.08.02	Other liabilities	2,217	5,247
2.02	Long-term liabilities	2,379	2,354
2.02.01	Debt – long-term portion	0	0
2.02.02	Debentures – long-term portion	0	0
2.02.03	Provisions	2,379	2,279
2.02.03.01	Provision for pension plan	2,292	2,239
2.02.03.02	Provision for contingencies	87	40
2.02.04	Accounts payable to related companies	0	0
2.02.05	Others	0	75
2.03	Deferred income	0	0
2.05	Shareholders' equity	820,265	808,329
2.05.01	Paid-up capital	245,033	245,033
2.05.02	Capital reserves	190,469	195,695
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	367,601	367,601
2.05.04.01	Legal	20,506	20,506
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	19,257	19,257
2.05.04.07	Other revenue reserves	327,838	327,838
2.05.05	Retained earnings/accumulated deficit	17,162	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01763-9	TELE CELULAR SUL PARTICIPAÇÕES S.A.	02.558.115/0001-21

03.01 - Statement of Operations (R$ thousand)

1 - Code	2 – Description	3 - 01.01.2002 to 03.31.2002	4 - 01.01.2002 to 03.31.2002	5 - 01.01.2001 to 03.31.2001	6 - 01.01.2001 to 03.31.2001
3.01	Gross revenue from goods sold and services rendered	0	0	0	0
3.02	Deductions to gross revenue	0	0	0	0
3.03	Net revenue from goods sold and services rendered	0	0	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	17,766	17,766	15,181	15,181
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(865)	(865)	(669)	(669)
3.06.03	Financial, net	1,170	1,170	1,897	1,897
3.06.03.01	Financial income	1,496	1,496	2,257	2,257
3.06.03.02	Financial expenses	(326)	(326)	(360)	(360)
3.06.04	Other operating income	188	188	2	2
3.06.05	Other operating expenses	(500)	(500)	(631)	(631)
3.06.06	Equity interest in income of subsidiaries and associated companies	17,773	17,773	14,582	14,582
3.07	Operating profit (loss)	17,766	17,766	15,181	15,181
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income (loss) before taxes and participation	17,766	17,766	15,181	15,181
3.10	Provision for income tax and social contribution	59	59	(145)	(145)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	(663)	(663)	(463)	(463)
3.12.01	Profit sharing	(663)	(663)	(463)	(463)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest over shareholders' capital	0	0	0	0
3.15	Net income (loss) for the period	17,162	17,162	14,573	14,573
	Number of shares (thousand), excluding treasury stock	337,218,601	337,218,601	334,399,027	334,399,027
	Net income per share	0,00005	0,00005	0,00004	0,00004
	Net loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

(a) Historic

Tele Celular Sul Participações S.A. was formed in accordance with article 189 of Law 9472/97 – General Telecommunications Law and based on Decree 2546/98, as a result of the split-up of Telecomunicações Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicações Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Bitel Participações S.A. which has a shareholding of 51.3% of the voting capital and 19.4% of the total capital.

(b) Company Subsidiaries

The Company is the majority shareholder of Telepar Celular S.A., of Telesc Celular S.A., of CTMR Celular and participation in the affiliated company TIMnet.com S.A. The Company acts in an integrated with its subsidiaries, and their operational and administrative costs are allocated to the individual companies based on the estimated benefits generated by each company.

Except for TIMnet.com S.A., the subsidiaries are providers of mobile telephone services in the states of Paraná (except for the cities Londrina and Tamarana), Santa Catarina, and in the municipalities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul, under concessions granted by the Federal Government. These concessions will expire on September 3, 2007, September 30, 2008 and April 14, 2009, respectively, and may be subsequently renewed for an additional 15 year period by the conceding authority.

TIMnet.com S.A. was created at July 13, 2001, in order to provide Internet access and related services to end users, Internet hosting and other services, webdesigning, information technology and data processing services, and information technology and telecommunications consulting and technical support. At March 31, 2002 the participation in TIMnet.com S.A. was 25% and is recorded as investment in affiliated companies. The TIMnet.com. S.A. accounting information was not consolidated into Tele Celular Sul Participações S.A., since the Company has no direct influence over TIMnet administration.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

2. Basis of Presentation of the Quarterly Financial Information

(a) Disclosure and issuance criteria

The parent company and consolidate quarterly financial information were prepared in accordance with the accounting principles determined by Brazilian Corporate Law and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), and the rules applicable to concessionaires of telecommunications public services.

Tele Celular Sul Participações S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC) and shall also based on accounting principals generally accepted in the United States of America (US GAAP). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais in Portuguese and in English.

(b) Consolidated Quarterly Financial Information

The consolidated quarterly financial information includes the following controlled subsidiaries: Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A. The principal financial information on the individual subsidiaries is shown in Note 12.

Description of main consolidation procedures:

I. Elimination of assets and liabilities balances between the controlled consolidated subsidiaries;
II. Elimination of investments, reserves and retained earnings of the subsidiaries;
III. Elimination of revenues and expenses generated by transactions between the companies;
IV. Disclosure of the minority interest participation in the consolidated quarterly information.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

3. Summary of Significant Accounting Principles

The significant accounting practices adopted in the preparation of the quarterly information of the Company and its subsidiaries are consistent with those in preceding periods and are summarized below:

(a) Marketable securities

Represent short-term investments to be held up to the due dates, recorded at cost. Plus interest incurred up to the balance sheet date.

(b) Trade accounts receivable

Represent services and products billed to customers, services rendered to customers up to the balance sheet date and not yet billed, as well as amounts from the usage of the telecommunication networking.

The allowance for doubtful accounts is recorded based on a periodic review by management which takes into considerations the customer base profile, the aging of overdue accounts and the overall economic environment, and in an amount considered sufficient to cover estimated losses on realization.

The amounts not collected over a period of 180 days are recorded as losses in the results of operations for the quarter.

(c) Inventories

Represent, basically, the handset equipment and are stated at purchase cost net of provisions for reduction to market value, when applicable.

(d) Investments

Represent the permanent investments in subsidiaries and affiliated Company, which are recorded on the equity method of accounting. The accounting practices adopted by the subsidiaries and affiliated Company are consistent to the ones adopted by the Company. Other investments are stated at cost, net of provision to market value, when applicable.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(e) Property, plat and equipment

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 13, which take into consideration the useful economic life of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

(f) Deferred charges

Represent the expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated on the straight-line method in five years.

(g) Income tax and social contribution

These are calculated and recorded based on the effective tax rates prevailing on the date of the quarterly information. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Management expects that deferred tax assets will be realized over the next four years.

(h) Loans and financing

These include exchange variation rate and financial charges, based on the respective agreements (including "hedge" agreements), accrued up to the balance sheet date.

(i) Revenue recognition

Revenues from pre-paid services are recognized when the services are rendered to customers. Revenues from mobile services represent monthly subscriber fees, utilization fees, network utilization fees, maintenance fees and other services to subscribers. Revenues originated from handsets sales are recognized when the products are delivered to customers.

Billing is monthly made and revenues not billed between the billing date and the end of the period are recognized in the month the service was rendered.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(j) Employees' profit sharing

As the operating targets have been met, the Company has recorded a provision for employees' profit sharing, subject to approval by the Annual General Meeting of shareholders.

(k) Provision for contingencies

Provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its legal council, considered sufficient to cover losses and risks considered as probable.

(l) Pension plan – actuarial gains and losses recognition

The Company decided for recognizing the adjustments related to its actuarial liabilities in the income statement, beginning 2002 either for a five-year period or the lower between the period of service or remaining life of the employees.

The actuarial gains and losses related to the pension plans financed by the Company will be recognized beginning 2002, based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(m) Profit per thousand shares

It is calculated based on the number of shares in the market at the balance sheet date.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

4. Financial Instruments

The Company carries out operations with financial instruments to reduce risks in relation to the market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and various techniques for monitoring the positions.

Marketable securities, loans and financings are recorded at their approximates market values.

Other financial instruments held by the Company at March 31, 2002 primarily comprise hedges of rates, described in Note 14. The gain and losses related to such financial instruments are fairly recognized on the financial statements.

Credit risks

The Company is potentially exposed to credit risks related to its marketable securities and hedges contracts. The Company manages its risks associated with these financial instruments maintaining its operations in financial institutions classified a good "rating". The Company does not require collateral for these financial instruments.

The concentration of risks related to trade accounts receivable is minimized due to the large volume of customers. Usually the Company does not require collateral for its trade receivables.

5. Insurance coverage

As of March 31, 2000, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

6. Marketable securities

Theses are financial investments through Banco do Brasil S.A., in Federal Government securities, at 99.5% to 100% of the Interbank Deposit Certificate (CDI) rate variation.

7. Accounts receivable

	03/2002	12/2001
Services billed	43,621	39,161
Unbilled services	29,984	29,222
Network usage	34,415	31,950
Sales of equipments	45,115	55,381
	153,135	155,714
Allowance for doubtful account	(11,407)	(6,852)
	141,728	148,862
Aging list		
Not due amounts	119,891	131,036
Past due amounts		
Up to 60 days	19,326	15,710
Over 60 days	13,918	8,968

8. Inventories

	03/2002	12/2001
New handsets, accessories, cards and kits	13,013	21,094
Used handsets	1,360	2,619
Provision for realization value adjustment	(1,094)	(1,857)
	13,279	21,856

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

9. Deferred and Recoverable Taxes – current and long term

	Parent Company		Consolidated	
	03/2002	12/2001	03/2002	12/2001
Deferred taxes				
Income tax				
Timing differences	1,502	1,688	12,933	11,633
Tax loss carryforwards	240	-	57,554	55,968
Social Contribution				-
Timing differences	526	608	4,526	4,188
Negative calculation basis	85	-	20,185	20,183
	2,353	2,296	95,198	91,972
Recoverable taxes				
Income tax				
Prepayments		-	382	4,599
Withholding tax on financial investments	457	389	5,618	5,817
Withholding tax on interest over shareholders' capital	1,384	4,511	1,494	4,621
Social Contribution				
Prepayments		-	348	1,827
VAT State (ICMS)		-	17,027	19,257
Fiscal credit incorporated		-	154,815	166,358
	1,841	4,900	179,684	202,479
Total deferred and recoverable taxes	4,194	7,196	274,882	294,451
Current	3,392	6,422	49,216	53,197
Non-current receivables	802	774	225,666	241,254

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10. Related parties transactions

	Parent Company X Subsidiaries			
	Telepar Celular S.A.	Telesc Celular S.A.	CTMR Celular S.A	Total
Assets				
Dividends and interest over shareholders's capital				
03/2002		18,626		18,626
12/2001		18,523		18,523
Loans – long-term assets				
03/2002	1,751	721	228	2,700
12/2001	29	3,045	102	3,176
Other information				
Financing revenues				
03/2002	796	177	12	985
03/2001	1,309	921	27	2,257
Financing expenses				
03/2002	10	29		39
03/2001	286			286
Reimbursement of administrative expenses				
03/2002	4,927	7,632	208	12,767
03/2001	6,273	6,183	247	12,703

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10. Related parties transactions - continued

	Consolidated X Subsidiaries					
	Tele Nordeste Partic. S.A.	Maxitel Celular S.A.	TIM Celular Centro Sul S.A.	TIM Brasil S.A.	TIMNET	Total
Assets						
Loans – Current						
03/2002			2,104	346		2,450
12/2001	76					76
Other receivables						
03/2002	89	1,281				1,370
Liabilities						
Loans						
12/2001				1,356		1,356
Other liabilities						
03/2002	10	13			469	492
12/2001					2,020	2,020
Other information						
Financing revenues						
03/2002			54			54
Other revenues						
03/2002	110	1,368				1,478
Cost of services – selling expenses						
03/2002	111	92			504	707

The transactions with related parties were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% and 101.5% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

11. Judicial deposit (consolidated)

The judicial deposits of R$10,950 (R$10,908 in 12/31/2001), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. Based on the lawyers' opinion, the Company believes that a favorable outcome will be handed down and therefore no provision for contingency to cover the amount in question was constituted.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

12. Investments

	03/2002	12/2001
Investments		
Subsidiaries	796,342	782,242
Affiliated	12,157	13,712
Other	14,550	14,975
	823,049	810,929

The investments in subsidiaries and affiliates can be comprised as following:

	Parent Company			Affiliated
	Telepar Celular S.A.	Telesc Celular S.A.	CTMR Celular S.A.	TIM NET COM S.A.
Capital subscribed at 12.31.2001	333,880	249,170	21,252	46,800
Participation at 12.31.2001 (%)	73,57	83,13	78,55	33,33
Shareholders' equity	311,891	590,686	29,359	41,136
Special goodwill reserve	58,255	133,788	3,386	-
Net income (loss)	(18,296)	93,826	(83)	(5,664)
Equity result	(13,461)	77,994	(65)	(1,888)
Investment balance at 12.31.2001	244,863	513,589	23,790	13,712
Capital subscribed at 03.31.2002	333,880	249,170	21,252	78,000
Participation at 03.31.2002 (%)	73,57	83,13	78,55	25
Shareholders' equity	306,244	613,920	29,349	50,520
Special goodwill reserve	56,542	130,373	3,286	
Net income (loss)	(3,934)	26,649	89	6,216
Equity result	(2,895)	22,152	70	(1,554)
Investment balance at 03.31.2002	240,255	532,327	23,760	12,157
With equity result	183,713	401,954	20,474	12,157
With goodwill	56,542	130,373	3,286	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10. Property, Plant and Equipment - Consolidated

		03/2002			12/2001
	Annual depreciation rate %	**Restated cost**	**Accumulated depreciation**	**Net value**	**Net value**
Automatic commutation equipment (switches)	14.29	218,721	(78,130)	140,591	146,560
Automatic transmission equipment	14.29	811,908	(375,626)	436,282	462,403
Energy equipments, furniture, tools and instruments	10.00	75,891	(31,286)	44,605	45,996
Leasehold improvements	33.33	11,606	(5,176)	6,430	6,668
Towers, pillars, supports, and protectors	4.00	50,607	(8,508)	42,099	41,557
Software and hardware	20.00	53,389	(22,353)	31,036	32,106
Buildings	4.00	26,142	(8,750)	17,392	17,879
Vehicles	20.00	2,389	(1,656)	733	807
Land		3,120	-	3,120	3,120
Property, plant and equipment		**1,253,773**	**(531,485)**	**722,288**	**757,096**
Construction in progress		13,310	-	13,310	18,479
TOTAL		**1,267,083**	**(531,485)**	**735,598**	**775,575**

During the period ended March 31, 2002 the amount of R$328 (R$4,148 in 2001), was capitalized in property, plant and equipment which relates to financial charges on the loans used for financing the respective construction.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

14. Debt – Consolidated

	03/2002	12/2001
Foreign currency - United States dollars		
Supplier - Subject to exchange variation and interest from 6.61% to 7.30% p.a. These transactions were swapped to CDI, resulting in an average cost of 15.1% per annum.	4,240	5,519
Eximbank - Direct financing with the Export and Import Bank of the United States (EXIMBANK), equivalent to US$40,850, subject to exchange variation and interest of 7.03% p.a. This transaction was swapped to CDI, resulting in an average cost of 15.1%.	45,522	54,312
	49,762	**59,831**
Local currency		
BNDES – Banco Nacional de Desenvolvimento Econômico e Social. The financing is comprised by 74% subjected to the TJLP rate (10%p.a) and the remaining 26% is updated based on a mix of indexes (8.49% p.a. + exchange rate), plus spread of 4% p.a.	66,156	65,695
	66,156	**65,695**
Total debt	**115,918**	**125,526**
Current portion	24,523	21,987
Long-term liabilities	91,395	103,539

	03/2002	12/2001
2002	22,744	34,992
2003	35,099	35,442
2004	17,074	16,847
2005 and thereafter	16,478	16,258
	91,395	**103,539**

The loan agreements with BNDES present some covenants over some liquidity ratios. The Company complies with all required covenants.

The parent Company endorsed the debt agreements guaranteeing these transactions.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

15. Debentures

On October 2000, debentures were issued, non-convertible in stock, due in 2003, with interest equivalent to 102.7% of the Brazilian Interbank rate, due on a six-month basis. There are some restrictive clauses on certain indices applied by the Company. These debentures are secured by the parent Company.

The debenture issuing expenses of R$1,670 were registered as Others Assets – Current Assets and Non-current Assets, and are being amortized over a period of 36 months. At March 31, 2002 and December 31, 2001 the balances registered in these accounts were R$860 and R$993, respectively.

16. Taxes and contributions payable – current and non-current

	Parent Company		Consolidated	
	03/2002	12/2001	03/2002	12/2001
Income tax		10	1,194	10
Social contribution		48	758	48
ICMS		-	84,475	75,183
PIS	4	139	604	825
COFINS	18	641	2,785	3,804
Fistel Fee		-	103	1,003
FUST		-	370	376
FUNTTEL		-	186	188
Other	6	16	40	84
	28	854	90,515	81,521
Circulante	28	854	24,187	20,794
Exigível a longo prazo			66,328	60,727

Maturity dates

	03/2002	12/2001
2003	10,689	11,616
2004	23,378	21,791
2005	25,732	27,070
2006	6,529	250
	66,328	60,727

The subsidiary Telepar Celular S.A. has a tax benefit of postponing 48 months the ICMS (State VAT) to be paid, which is updated on UP/PR, and that was given by the Paraná State government in a program called "Programa Paraná Mais Emprego".

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

17. Contingencies provision

	Parent Company		Consolidated	
	03/2002	12/2001	03/2002	12/2001
Labor	44	40	2,644	2,396
Fiscal			94	100
Civil			4,576	3,599
	44	40	7,314	6,095

There is no provision accrued for all those cases in which the Company's legal advisors believe that the Company is going to succeed, including the lawsuit questioning the ICMS (VAT State) as mentioned in Note 11.

18. Pension Plan

The Company and its subsidiaries sponsor a defined benefit retirement pension plan – Plano PBS Tele Celular Sul, covering approximately 25% of the Company employees. In addition to supplementary pension payments, the plan offers medical assistance (PAMA) to retirees and their dependents, under a shared cost system. Contributions to the plans (PBS Tele Celular Sul e PAMA) are determined based on actuarial studies prepared by independent actuaries, in accordance with current Brazilian rules. The costing method used is the capitalization method, and the sponsor contribution is equal to 13.5% of the payroll of the employees covered by the plan, from which 12% are marked for funding the PBS Tele Celular Sul plan. At March 31, 2002 the Company recognized as expenses the amount of R$373 (R$406 in 2001).

Additionally, the Company sponsors the defined benefit plan denominated PBT (Plano de Benefício Telepar), the Supplementary Medical Assistance Plan (PAMEC) and the Agreement for Management of Pension Payments to retirees and pensioners.

The PBT plan costs methodology is capitalization and the contribution owned by the Company and its subsidiaries is 10% over the payroll of the employees of the plan.

The contributions to the PAMEC plan and to the Agreement for Management were fully paid in July 1998, date of the plan creation.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

19. Net equity - Company

a. Capital

The Company is authorized to increase its capital, through approval by a shareholders' meeting, up to the limit 700 billion of common or preferred shares.

Up to the limit of the authorized capital, the shareholders' meeting can approve the issuing of stock options to be acquired by its management, employees and other people who render services to the Company or to its subsidiaries.

The preferred shares do not have right of vote, however it has priority in the capital reimbursement without premium and in the non-cumulative minimum dividend payment of 6% per year. This dividends is calculated dividing the total underwrited capital by the number of total shares of the Company.

At March 31, 2002, capital was represented by the following shares with out nominal value:

	Common	Preferred	Total
Quantity (in million of shares)	127,189	210,030	337,219
Amount (R$)	92,419	152,614	245,033

b. Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring approved by the Extraordinary General Meeting at June 30, 2000, that represents the goodwill paid by the majority shareholders in the privatization of telecommunication sector. A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

c. Profit retention for expansion

The balance will be used to continue the expansion of the plant, in accordance to Instruction CVM 59/86.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

20. Statement of Changes in Shareholders' Equity for the Period Ended March 31, 2002

Balance at December 31, 2001	808,329
Net income for the period	17,162
Adjustment of deferred Social Contribution rate from 9% to 8%%	(5,226)
Balance at March 31, 2002	820,265
Net equity book value per thousand of shares (in Reais)	2.43

21. Net Revenue from Goods Sold and Services Rendered - Consolidated

		Consolidated
	03/2002	03/2001
Revenues from telecommunication services		
Subscriptions	47,370	42,866
Usage	117,731	143,141
Use of network	82,927	78,062
Other services	3,525	618
	251,553	264,687
Sale of products	21,028	7,739
Gross revenues	272,581	272,426
Deduction from Gross revenues		
Taxes	(53,834)	(51,839)
Discounts	(10,844)	(32,017)
Other	(129)	(799)
	(64,807)	(84,655)
	207,774	187,771

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

22. Cost of Services Rendered and Goods Sold – Consolidated

	Consolidated	
	03/2002	03/2001
Salaries and social contribution charges	(2,169)	(2,124)
Third-party services	(4,024)	(3,795)
Interconnection	(31,937)	(34,866)
Depreciation and amortization	(40,210)	(36,334)
Cost of goods sold	(17,503)	(18,375)
Other	(255)	(255)
	(96,098)	(95,749)

23. Selling Expenses – Consolidated

	Consolidated	
	03/2002	03/2001
Salaries and social contribution charges	(4,967)	(5,214)
Third-party services	(26,414)	(27,791)
Allowance for doubtful accounts and provision for losses	(9,915)	(5,360)
Depreciation and amortization	(3,356)	(1,602)
Other	(5,739)	(7,704)
	(50,391)	(47,671)

24. General and Administrative Expenses

	Parent Company		Consolidated	
	03/2002	03/2001	03/2002	03/2001
Salaries and social contribution charges	(420)	(403)	(3,595)	(3,678)
Third-party services	(386)	(236)	(7,128)	(8,521)
Depreciation and amortization	(4)	(4)	(5,128)	(2,796)
Other	(55)	(26)	(1,494)	(1,483)
	(865)	(669)	(17,345)	(16,478)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

25. Other Operating Income

	Parent Company		Consolidated	
	03/2002	03/2001	03/2002	03/2001
Fines charges to customers on overdue payments			939	928
Equipment and infra-structure rental			1,346	1,557
Reversal of provision for reduction to market value			763	9,439
Others	188	2	407	678
	188	2	3,455	12,602

26. Other Operating Expenses

	Parent Company		Consolidated	
	03/2002	03/2001	03/2002	03/2001
Expenses				
Taxes and contributions	(5)	(193)	(232)	(2,361)
Amortization of goodwill	(427)	(417)	(6,744)	(6,736)
Provision for contingencies	(47)		(1,224)	(435)
Other	(21)	(21)	(959)	(2,042)
	(500)	(631)	(9,159)	(11,574)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

27 Income Tax and Social Contribution

The provision for income tax is calculated at the rate of 15% plus an additional rate of 10% on taxable income. Provision for social contribution is calculated at the rate of 9% on income before income tax, and adjusted in accordance with current tax legislation. The deferred social contribution was adjusted to the rate of 8% to 2003.

Reconciliation of the taxes recorded in the income statement is as follows:

	Parent Company		Consolidated	
	03/2002	03/2001	03/2002	03/2001
Income tax				
Income before taxes	17,104	14,718	27,757	19,829
Equity result	(17,773)	(14,582)	(1,554)	
Basis of calculation	(669)	136	29,311	19,829
Standard rate - 25%	167	(34)	(7,328)	(4,956)
Permanent differences				
Goodwill amortization	(106)	(104)	2,959	2,962
Others	(6)	43	(349)	(176)
	(112)	(61)	2,610	2,786
	55	(95)	(4,718)	(2,170)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

27 Income Tax and Social Contribution - continued

	Parent Company		Consolidated	
	03/2002	03/2001	03/2002	03/2001
Social contribution				
Income before taxes	17,104	14,718	27,757	19,829
Equity results	(17,773)	(14,582)	(1,554)	
Basis of calculation	(669)	136	29,311	19,829
Standard rate - 9%	60	(12)	(2,638)	(1,784)
Adjustment of rate (9% to 8% in 2003)	(18)		(705)	
Permanent differences				
Goodwill amortization	(38)	(38)	1,065	1,066
Others			(122)	(86)
	(38)	(38)	943	980
	4	(50)	(2,400)	(804)
Total income tax and social contribution	59	145	(7,118)	(2,974)

28 Subsequent Events

At April 16 2002, the Shareholders' Meeting approved the capital increase of the Company, in name of Bitel Participações, in the amount of R$17,633,052.24, equivalent to the tax benefit generated in the period, in accordance to the article 7, paragraph 1, of CVM Instruction 319/99.

The capital increase consider the issuance of 2,169,230,189 common shares and 3,582,108,751 preferred shares, both with-out nominal value and in the writing form.

The subscription price is R$2.82 for the common shares and R$3.21 for the preferred shares, per 1000 shares. The period for the right of preference exercise is from 4/17/2002 to 5/16/2002.

It was also approved the capital increase of R$62,000,000.00, in accordance with article 199 of Law 6,404/76, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves, in relation to the Company social capital.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
0176-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

05.01 - Comments on Company Performance

See "08.01- Comments on the consolidated company performance in the quarter."

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices originating in Brazil's Corporation Law.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

01.01 – IDENTIFICATION

1 - CVM CODE	2 – COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01763-9	TELE CELULAR SUL PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 03.31.2002	4 – 12.31.2001
1	Total assets	1,528,282	1,502,179
1.01	Current assets	455,853	376,197
1.01.01	Cash and cash equivalents	236,461	139,859
1.01.02	Receivables	141,728	148,862
1.01.02.01	Receivables from customers	141,728	148,862
1.01.03	Inventories	13,279	21,856
1.01.04	Other current assets	64,385	65,620
1.01.04.01	Deferred and recoverable taxes	42,269	53,197
1.01.04.02	Other	22,116	12,423
1.02	Long-term assets	245,124	254,051
1.02.01	Other receivables	232,613	241,254
1.02.01.01	Deferred and recoverable taxes	232,613	241,254
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	12,511	12,797
1.02.03.01	Judicial deposits	10,950	10,908
1.02.03.02	Other	1,561	1,889
1.03	Permanent assets	827,305	871,931
1.03.01	Investments	26,726	28,707
1.03.01.01	In associated companies	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other	0	0
1.03.02	Property, plant and equipment	735,598	775,575
1.03.03	Deferred charges	64,981	67,649

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

01.01 – IDENTIFICATION

1 - CVM CODE	2 – COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01763-9	TELE CELULAR SUL PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.02 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 - Code	2 – Description	3 – 03.31.2002	4 – 12.31.2001
2	Total liabilities and shareholders' equity	1,528,282	1,502,179
2.01	Current liabilities	187,518	171,481
2.01.01	Debt – current portion	24,523	21,987
2.01.02	Debentures – current portion	17,888	8,860
2.01.03	Suppliers	72,647	63,389
2.01.04	Taxes, charges and contributions	24,187	20,794
2.01.05	Dividends payable	28,893	28,820
2.01.05.01	Interest attributed to shareholders' capital	26,713	26,636
2.01.05.02	Dividends payable	2,180	2,184
2.01.06	Provisions	0	0
2.01.07	Payable to related companies	0	0
2.01.08	Other	19,380	27,631
2.01.08.01	Salaries, charges and social benefits	12,169	13,083
2.01.08.02	Other liabilities	7,211	14,548
2.02	Long-term liabilities	367,329	372,675
2.02.01	Debt	91,395	103,539
2.02.02	Debentures	200,000	200,000
2.02.03	Provisions	9,606	8,334
2.02.03.01	*Provision for pension plan*	2,292	2,239
2.02.03.02	Provision for contingencies	7,314	6,095
2.02.04	Payable to related companies	0	0
2.02.05	Other	66,328	60,802
2.02.05.01	Capitalized funds	0	75
2.02.05.02	Indirect taxes	66,328	60,727
2.03	Deferred income	0	0
2.04	Minority interest	153,170	149,694
2.05	Shareholders' equity	820,265	808,329
2.05.01	Paid-up capital	245,033	245,033
2.05.02	Capital reserves	190,469	195,695
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	367,601	367,601
2.05.04.01	Legal	20,506	20,506
2.05.04.02	Statutory	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 – Description	3 – 03.31.2002	4 – 12.31.2001
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	19,257	19,257
2.05.04.07	Other revenue reserves	327,838	327,838
2.05.05	Retained earnings/accumulated deficit	17,162	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number - CNPJ
01763-9	TELE CELULAR SUL PARTICIPAÇÕES S.A.	02.558.115/0001-21

07.01 - Consolidated Statement of Operations

1 – Code	2 – Description	3 - 01.01.2002 to 03.31.2002	4 - 01.01.2002 to 03.31.2002	5 - 01.01.2001 to 03.31.2001	6 - 01.01.2001 to 03.31.2001
3.01	Gross revenue from goods sold and services rendered	272,581	272,581	272,426	272,426
3.02	Deductions to gross revenue	(64,807)	(64,807)	(84,655)	(84,655)
3.03	Net revenue from goods sold and services rendered	207,774	207,774	187,771	187,771
3.04	Cost of goods sold and services rendered	(96,098)	(96,098)	(95,749)	(95,749)
3.05	Gross profit	111,676	111,676	92,022	92,022
3.06	Operating expenses/income	(83,081)	(83,081)	(71,863)	(71,863)
3.06.01	Selling	(50,391)	(50,391)	(47,671)	(47,671)
3.06.02	General and administrative	(17,345)	(17,345)	(16,478)	(16,478)
3.06.03	Financial, net	(8,087)	(8,087)	(8,742)	(8,742)
3.06.03.01	Financial income	13,696	13,696	10,785	10,785
3.06.03.02	Financial expenses	(21,783)	(21,783)	(19,527)	(19,527)
3.06.04	Other operating income	3,455	3,455	12,602	12,602
3.06.05	Other operating expenses	(9,159)	(9,159)	(11,574)	(11,574)
3.06.06	Equity interest in income of subsidiary and associated companies	(1,554)	(1,554)	0	0
3.07	Operating profit (loss)	28,595	28,595	20,159	20,159
3.08	Non-operating results	0	0	296	296
3.08.01	Income	0	0	296	296
3.08.02	Expenses	0	0	0	0
3.09	Income (loss) before taxes and participation	28,595	28,595	20,455	20,455
3.10	Provision for income tax and social contribution	(7,118)	(7,118)	(2,974)	(2,974)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	(838)	(838)	(626)	(626)
3.12.01	Participation	(838)	(838)	(626)	(626)
3.12.01.01	Profit sharing	(838)	(838)	(626)	(626)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders' capital	0	0	0	0
3.14	Minority interest	(3,477)	(3,477)	(2,282)	(2,282)
3.15	Net income (loss) for the period	17,162	17,162	14,573	14,573
	Number of shares (thousand), excluding treasury stock	337,218,601	337,218,601	334,399,027	334,399,027
	Net income per share	0,00005	0,00005	0,00004	0,00004
	Net loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

08.01 – Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Tele Celular Sul Participações S.A.
Comments on consolidated performance in the quarter

Market Share

Tele Celular Sul estimated market share was 64% during the first quarter of 2002. The penetration rate in the concession area was approximately 16.4%.

At March 31, 2002, the Company had 1.61 million customers, of which 64% are users of the prepaid service.

Gross Revenue

			R$ thousands
	1st quarter/2002	1st quarter/2001	4th quarter/2001
Handset Sales	21,028	7,739	58,373
Usage	117,731	143,141	106,135
Subscription	47,370	42,866	44,952
Use of Network	82,927	78,062	80,530
Other	3,525	618	3,711
Gross revenue	**272,581**	**272,426**	**293,701**
Taxes and other deductions	(64,807)	(84,655)	(66,369)
Net revenue	**207,774**	**187,771**	**227,332**
Net revenue from services rendered	191,059	181,693	177,960
Net revenue from goods sold	16,715	6,078	49,372

Gross revenue during the first quarter of 2002 amounted to R$272.6 million, being consistent with the revenues recognized in the first quarter of 2001. The decrease in relation to the last quarter of 2001 was due to the higher volume of handset sales in the last quarter of the year.

It is important to mention that beginning the third quarter of 2001, the Company absorbed the handset sales activity within the stores, which were priory outsourced. Such change explains the increase of handset sales in relation to the first quarter of 2002.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

08.01 – Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Costs and Operating Expenses

			R$ thousands
	1st quarter/2002	1st quarter/2001	4th quarter/2001
Cost of goods sold and services rendered	**96,098**	**95,749**	**125,164**
Costs of services rendered	78,595	77,374	80,057
Cost of goods sold	17,503	18,375	45,107
Selling expenses	**50,391**	**47,671**	**49,408**
General and administrative expenses	**17,345**	**16,478**	**19,387**
TOTAL	**163,834**	**159,898**	**193,959**
Provision for doubtful accounts included in selling expenses	9,915	5,360	2,883

Costs of services and operating expenses summed R$163.8 million in the first quarter of 2002, representing an increase of 2% comparing to the first quarter of 2001, and a decrease of 16%, comparing to the fourth quarter of 2001. It is important to note that in the last quarter of 2001 the handset sales were higher, therefore, the costs related to such sales sere higher than the ones in the first quarter of 2002.

The provision for doubtful accounts in the quarter summed R$9.9 million, comparing to R$5.4 million and R$2.9 million in the first quarter of 2001 and fourth quarter of 2001, respectively. The increase in the provision during the quarter is related to the sales of handsets.

Depreciation and amortization during the third quarter amounted to R$55.4 million (including goodwill amortization), compared to R$47.5 million and to R$53.6 million, in the first quarter of 2001 and fourth quarter of 2001, respectively.

Investments and financings

During the quarter, the Company invested R$6.2 million, through out its controlled subsidiaries, in the increasing of its cellular net.

In the end of the quarter the indebtedness was R$333.8 million, resulting in a net indebtedness of R$97.3 million.

From the total indebtedness, R$49.8 million represent debt in US Dollar, which are fully covered by hedge operations. Additionally, a specific portion of the debt with BNDES (Banco Nacional de Desenvolvimento Econômico e Social) corresponding to R$17.5 million is subjected to interest based on a "index net", for which there is not any hedge instrument in the market.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

08.01 – Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

EBITDA

EBITDA in the quarter was R$93.7 million, representing an increase of 23% and 19% in relation to the first and fourth quarter of 2001. The EBITDA margin in the quarter was 45%.

			R$ thousands
	1st quarter/2002	1st quarter/2001	4th quarter/2001
Gross revenues	**207,774**	**187,771**	**227,332**
Operating income	**28,595**	**20,159**	**14,697**
Depreciation	48,694	40,732	46,914
Goodwill amortization	6,744	6,736	6,744
Financing revenues	(13,696)	(10,785)	(22,098)
Financing expenses	21,783	19,527	30,817
Equity	1,554	-	1,888
EBITDA	**93,674**	**76,369**	**78,962**
EBITDA Margin	**45%**	**41%**	**35%**

Net Income

			R$ thousands
	1st quarter/2002	1st quarter/2001	4th quarter/2001
Net income – R$ thousands	17,162	14,573	16,851
Net income per 1,000 shares – R$	0.05	0.04	0.05

During the quarter, net income was R$17.2 million, representing an increase in relation to the income of R$14.6 million and R$16.8 million recognized in the first and fourth quarter of 2001, respectively.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

08.01 - Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Capital market

The Company closed the first quarter of 2002 with its common and preferred shares valuing at Bovespa at R$2.61 and R$3.01 per 1,000 shares, respectively.

At the New York stock market (NYSE), the Company's ADRs (American Depository Receipt) were valued at US$13.35 at the last day of the quarter.

Selected Financial Data

	1st quarter/2002	1st quarter/2001	4th quarter/2001
Total subscribers	1,614,256	1,486,673	1,603,913
Estimated population in the region (million)	15.0	14.7	14.8
Municipalities covered	232	219	232
Estimated penetration (TSU)	16%	14%	16%
Market share	64%	73%	66%
Investments (million)	R$6	R$30	R$54
Churn (1)	5%	3%	4%
Total employees	1,150	1,286	1,178

(1) Calculated based on the average base of subscribers

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
01763-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

17.01 – Report on the Special Review - Unqualified

A free translation from Portuguese into English of the Special Review Report of Independent Auditors on the Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices originating in Brazil's Corporation Law.

Report of Independent Accountants on the Special Review of Quarterly Information

Curitiba, April 19, 2002

To the Board of Directors and Shareholders
Tele Celular Sul Participações S.A.

We have carried out a special review of the quarterly information (ITR) of Tele Celular Sul Participações S.A., related to the three-month period ended March 31, 2002, including the balance sheet, the income statement, the comments over the performance in the quarter and the relevant information, prepared in accordance with the Brazilian Corporation Law.

Our review was conducted in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON in conjunction with the Federal Accounting Council – (CFC) and mainly was comprised by: (a) inquiries of, and discussions with, management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our special review, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian Corporate Law applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission - CVM.

ERNST & YOUNG
Auditores Independentes S.C.
CRC 2SP015199/O-6 "S" PR

Marcos Antônio Quintanilha
CRC SP 132776/O-3-T-SC-S-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: April 24, 2002

By: ______________________
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer